UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 12, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), informs that its Board of Directors approved today, December 12th, 2022, the distribution of R$ 455,000,000.00 (four hundred and fifty five million reais) as Interest on Shareholders’ Equity.

Payment will be made until January 24th, 2023, and December 21st, 2022 is the date for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date will be ex-Interest on Shareholders’ Equity rights.

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
Interest on Shareholders’ Equity	R$ 0.187955005	R$ 455,000,000.00

The amount per share is estimated and may be modified as a result of the disposal of treasury shares to attend the Company's Long-Term Incentive Plan. In this case, the Company will issue a new Notice to the Shareholders informing the final amount per share.

2 – WITHHOLDING TAX:

2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.

2.2. The shareholders mentioned above must prove this condition by December 21st, 2022 by means of an exemption letter, which should be sent first to the electronic address – dac.escrituracao@bradesco.com.br – and, subsequently, the hard copy should be mailed to Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Prédio Amarelo – Departamento de Ações e custódia – Escrituração de Ativos.

3 - PAYMENT IN ADVANCE OF THE 2nd INSTALLMENT OF IOE ANNOUNCED ON SEPTEMBER 12, 2022:

3.1. The Company also informs that it will advance, to January 24th, 2023, the payment of the second installment of IOE, informed to the market in the Notice to Shareholders dated as of September 12th, 2022, in the amount of R$245,000,000.00 (two hundred and forty-five million reais), also considering the adjustment to the amount to be paid per share, as informed to the market in the Notice to Shareholders published on September 22, 2022, totaling R$0.101211247 per share.

3.2. Such payment, initially expected to be made by January 31, 2023, maintains all other conditions originally informed, with the date for identification of shareholders entitled to receive such amounts being September 21, 2022. Shares acquired after this date are ex-distribution rights for this portion of IOE.

4 - FORMS OF PAYMENT (BOOK-ENTRY SHARES):

4.1. The Interest on Shareholders' Equity related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Brasil, Bolsa, Balcão, which will transfer to the shareholders through custody agents;

4.2. Checking account indicated by the shareholder at Banco Bradesco S/A;

4.3. Payment of Interest on Shareholders' Equity by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions; and

4.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address informed on item 2.2.

Rio de Janeiro, December 12th, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 12, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer